EXHIBIT 12 (C)
SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year ended December 31,
	2007	2006	2005	2004	2003
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$65,667	$57,709	$52,074	$18,577	$(23,275)
Income Taxes	26,009	27,829	28,379	325	(12,237)

Income (Loss) From Continuing Operations before Income Taxes	91,676	85,538	80,453	18,902	(35,512)
Fixed Charges	75,655	79,093	72,652	67,685	101,514
Capitalized Interest (allowance for borrowed funds used during construction)	(12,771)	(5,505)	(1,504)	(2,849)	(3,276)

Total	$154,560	$159,126	$151,601	$83,738	$62,726

FIXED CHARGES AS DEFINED:	$75,655	$79,093	$72,652	$67,685	$101,514
Interest Expensed and Capitalized (1)	—	—	—	—	—

Total	75,655	79,093	72,652	$67,685	$101,514

RATIO OF EARNINGS TO FIXED CHARGES	2.04	2.01	2.09	1.24
DEFICIENCY	$—	$—	$—	$—	$38,788

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.
     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement and fixed charges (excluding capitalized interest).